Kaman Corporation
Shareholder Alert
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, CA 90278
Kaman Corporation shareholder

The 2019 Kaman Corporation annual meeting proxy said:
We believe communication between the Board and the Company’s shareholders and other interested parties is an important part of the corporate governance process. Shareholders and other interested parties may communicate with our Board, our Lead Independent Director or any individual director in care of the Corporate Secretary at:
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
Email: Corporate.Secretary@Kaman.com

Please contact the Kaman Board and ask that a special effort (including special solicitations if necessary) be made to obtain approval of this management proposal which began as a shareholder proposal:
Proposal 3
Elimination of Supermajority Voting Provisions

This is important because the same 2019 Kaman Corporation annual meeting proxy said:
In order to be approved by shareholders, the proposed amendment to the Restated Certificate requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Common Stock. Because favorable votes are measured against our outstanding shares, abstentions and broker non-votes will have the same effect as a vote against the proposal.

This is important because another management proposal, which began as a shareholder proposal and needing the same 66 2/3% vote, failed by a narrow margin at Kaman Corporation in 2017.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 3 by following the instructions provided in the management proxy mailing.